FOR IMMEDIATE RELEASE

SIGNING OF PURCHASE AGREEMENT BETWEEN MADECO AND NEXANS

Dear Investor:

After the sign of the framework agreement on November 15, 2007, between Madeco and Nexans, the successful completion of the due diligence process and after the time extension of the agreement deadline set in the framework agreement, both companies have signed on February 21, 2008, a purchase agreement by which Madeco will transfer the assets of its cable unit in Chile, Peru, Brazil, Argentina and Colombia to Nexans, in exchange for US$ 448 million in cash and 2.5 million shares of Nexans (estimated at US$ 267 million at the closing price of Nexans’ share on February 20, 2008).

The cash portion of the final transfer price is subject to changes in working capital, debt and minority interest proportions in each of the Latin American subsidiaries at the closing date.

To date, the net income of the transaction is estimated on US$ 215 million, gain that may vary due to changes in the involved factors (i.e. taxes, Nexans' stock price, etc.) between February 20, 2008 and the final closure day.

The transaction between both companies will be completed no longer than September 30, 2008. Furthermore, this transaction is subject to the following conditions:

  Approval of Madeco's and Nexans' Extraordinary Shareholders' Meetings;
  Obtainment of all administrative authorizations that may be required to complete this transaction, under the regulations of every country where the assets are located;
  Obtainment of an approval from financial creditors and other contractually required approvals; and
  End of the Madeco’s corporate reorganization needed to complete this transaction.

The difference on the net profit of the transaction, between the date of signature of the framework agreement and February 20, 2008, are explained among others factors, by the drop in Nexans’ share price and exchange rate differences. Moreover, the ratio of EV/EBITDA was maintained over nine times using financial statements at year-end of 2007.

For Further information contact:

Pablo Araya M.
 Head of Investor Relations
ir@madeco.cl
(56) - 2 - 5201380

José Luis Valdés M.
Analyst of Investor Relations
jvm@madeco.cl
(56) - 2 5201388